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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                           Markland Technologies, Inc.
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                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
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                         (Title of Class of Securities)


                                   570 658 104
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                                 (CUSIP Number)


                                Don V. Hahnfeldt
                      President and Chief Executive Officer
                                 Eurotech, Ltd.
                          10306 Eaton Place, Suite 220
                             Fairfax, Virginia 22030
                                 (703) 352-4399
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                December 19, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 570 658 104

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eurotech, Ltd. 33-0662435
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     District of Columbia
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               7.   Sole Voting Power
  NUMBER OF         239,927,344
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           See Item 5
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           239,927,344
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    See Item 5
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     239,927,344
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     Approximately 80%
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14.  Type of Reporting Person (See Instructions)
     CO
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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.0001 per share (the "Markland Common Stock"), of Markland Technologies, Inc., a Florida corporation ("Markland"). The address of the principal executive offices of Markland is #207, 54 Danbury Road, Ridgefield, CT 06877 .

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed on behalf of Eurotech, Ltd., a District of Columbia corporation ("Eurotech").

         (b) Eurotech's principal business address is 10306 Eaton Place, Suite 220, Fairfax, Virginia 22030.

         (c) Eurotech's principal business is that of a corporate asset manager seeking to acquire, integrate and optimize a diversified portfolio of licensed intellectual property targeted towards various markets.

         (d), (e) During the past five (5) years, Eurotech has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 19, 2002, Eurotech announced that it closed a transaction pursuant to which Eurotech agreed to license to Markland all of Eurotech's rights to the Acoustic CoreTM technology relating to illicit materials detection and exchange all rights related to certain cryptology technology held by Eurotech's subsidiary, Crypto.com, Inc., for 239,927,344 shares of Markland Common Stock (the "Markland Shares"), representing approximately 80% of the outstanding Markland Common Stock as of the time of such closing (such transaction, the "Exchange").



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ITEM 4.  PURPOSE OF TRANSACTION

         Eurotech acquired beneficial ownership of the Markland Shares for investment purposes.

         Except as set forth in Item 5 hereof, Eurotech has no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Eurotech reserves the right to formulate plans or proposals specified in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) Eurotech is the sole owner of the Markland Shares, which are comprised of 239,927,344 shares of Markland Common Stock, representing approximately 80% of the outstanding Common Stock at the time of the closing of the Exchange. Except as set forth in this Item 5 hereof, Eurotech has the sole power to vote such Eurotech Shares.

         On December 19, 2002, Eurotech entered into a transaction contemporaneously with the Exchange with its preferred stockholder, Woodward LLC, a Cayman Islands company ("Woodward"), pursuant to which Woodward agreed to retire approximately $5.7 million of Eurotech's Series B 5% cumulative convertible preferred stock (the "Series B Preferred") held by Woodward in exchange for a security interest in the Markland Shares and 50% of the proceeds generated from future sales by Eurotech of any Markland Shares (the "Security Arrangement"). It is the sole discretion of Eurotech on how and when these securities will be sold, if at all, subject to applicable laws. Such proceeds, when received by Eurotech, will be directed by Eurotech to automatically redeem the balance of the shares of Series B Preferred owned by Woodward, in lieu of the previously agreed upon redemption schedule for the Series B Preferred. If redemption's under the Security Arrangement occur later than as would be mandated by the previously agreed upon schedule, the previously agreed upon schedule shall prevail. If Eurotech should default in its obligations under the Security Arrangement, Woodward would have the right to thereafter vote the Markland Shares at any meeting of Markland shareholders.

         Other than as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Eurotech Shares.

         (c) Except as set forth in this Schedule 13D, Eurotech has not, and has no actual knowledge that Woodward has, acquired or disposed of any shares of Common Stock during the past 60 days.

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ITEM 6.  CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         Except as described in this Schedule 13D (including the exhibits hereto) with respect to the Security Arrangement, Eurotech does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Markland, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Pursuant to General Instruction B of Schedule 13D, Eurotech hereby incorporates by reference that certain Pledge and Security Agreement, dated December 19, 2002, by and among Eurotech, Woodward and Krieger & Prager, LLP, a New York limited liability partnership, as agent for Woodward, which document relates to the Security Arrangement and was filed as Exhibit 10.30.3 to Eurotech's Current Report on Form 8-K, dated December 19, 2002 and filed with the Securities and Exchange Commission on December 23, 2002.



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SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.



Dated: January 21, 2003                     EUROTECH, LTD.


                                            By: /s/ Don V. Hahnfeldt
                                                --------------------------------
                                                Name: Don V. Hahnfeldt
                                                Title:   President and CEO